UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: . . . . . 3235-0058 Expires: . . . . . . August 31, 2015 Estimated average burden hours per response. . . . . . . . 2.50 SEC FILE NUMBER CUSIP NUMBER
(CHECK ONE):	[X]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[ ]	Form 10-Q
	[ ]	Form 10-D	[ ]	Form N-SAR	[ ]	Form N-CSR

For Period Ended:  March 31, 2020
[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
For the Transition Period Ended: _______________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SQN AIF IV, L.P.
Full Name of Registrant

Former Name if Applicable

100 WALL STREET 11TH FLOOR
Address of Principal Executive Office (Street and Number)

New York, NY               10005
City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-Q, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SQN AIF IV, L.P. (the “Fund”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2019 (the “Form 10-K”) which had been extended as part of the Form 8K filing on March 16, 2020 which identified delays resulting from the COVID 19 pandemic. Additional time is needed for the Fund to compile and analyze supporting documentation in order to complete the Form 10-K and in the financial statements included in the Form 10-K. The Fund anticipates that its Form 10-K will be filed within the prescribed extension period in accordance with Rule 12b-25(b).

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification.
JEREMIAH SILKOWSKI	212	422-2166
(Name)	( Telephone Number)	( Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	[X]	No	[ ]

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	[ ]	No	[X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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SQN AIF IV, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 14, 2020	By	/s/ JEREMIAH SILKOWSKI

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